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                             April 27, 2023

       Christopher DelOrefice
       Chief Financial Officer
       BECTON DICKINSON & CO
       1 Becton Drive
       Franklin Lakes, NJ 07417

                                                        Re: BECTON DICKINSON &
CO
                                                            Form 10-K filed
November 22, 2022
                                                            Response dated
April 19, 2023
                                                            File No. 001-04802

       Dear Christopher DelOrefice:

              We have reviewed your April 19, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 21, 2023 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2022

       Managment's Discussion and Analysis
       Critical Accounting Policies - Contingencies, page 45

   1. We have reviewed your response to comment 1. We continue to believe that additional expanded disclosures
are necessary for a reader's full understanding of the factors that impacted and/or could
impact your product liability accrual. Please address the following additional comments:
                                                            Expand your
disclosures to provide the information you presented under the Changes in Estimates
section of your response letter as it provides meaningful information that would assist
readers in understanding why, even though the number of claims increased, your
accrual decreased. This information would also be appropriate within your discussion of
your results of operations;
 Christopher DelOrefice
BECTON DICKINSON & CO
April 27, 2023
Page 2
                We note that you provided quantitative context regarding ongoing claim activity in
              Note 6 Commitments and Contingencies of the 2022 Form 10-K by disclosing the outstanding number of hernia repair device claims as of the reporting date. However, this information provides limited insight into your product liability contingencies without the comparative information for the prior period and a discussion of the underlying reason for the change in outstanding claims period to period. Please expand your disclosures to provide this information;
                We note your belief that your product liability claims are nonhomogeneous and that specific information regarding claim activity would not be useful to investors as such information may not necessarily be indicative of your ultimate liability under a mass tort matter. However, given the nature of this contingency and magnitude of the claims outstanding, we continue to believe this information is meaningful. Also, see our additional comments below regarding Question 3 to SAB Topic 5Y; and
                With regard to impact of bellwether trials on your product liability, we note that while you disclose such trials you do not address whether or not these trials impact your accrual. Expand your proposed disclosures to address whether or not the discussed bellwether trials impacted your accrual and if not, why not.
2. We note your response to comment 2. Notwithstanding your response, we believe that the disclosures set forth in Question 3 of SAB Topic 5Y relevant to a reader's understanding of your hernia product liabilities and therefore reissue this comment. To the extent certain settlement data is confidential as per the contractual terms of the settlement agreements, disclose as such. To the extent factors such as the nonhomogeneous nature of claims affect your consideration of the claims, appropriate textual disclosures can supplement the rollforward.
       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameChristopher DelOrefice
                                                               Division of
Corporation Finance
Comapany NameBECTON DICKINSON & CO
                                                               Office of
Industrial Applications and
April 27, 2023 Page 2                                          Services
FirstName LastName